

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2015

David Shackelton
Interim Chief Financial Officer
The Providence Service Corporation
64 East Broadway Blvd.
Tucson, AZ 85701

> **Re:** **The Providence Service Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-34221**

Dear Mr. Shackelton:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

General and Administrative Expense, page 52

1. Please tell us in detail the facts and circumstances resulting in the $16.1 million gain recorded for the change in the estimated fair value of the contingent consideration related to the Ingeus acquisition.

Liquidity and Capital Resources

Year Ended December 31, 2014

Cash Flows

Operating Activities, page 61

2. Please revise your disclosure to discuss the underlying factors that directly affected the significant line items within cash of operating activities for each comparative period presented rather than solely reciting the change of those line items. Refer to SEC Release No. 33-8350. For example, discuss the specific items that directly created favorable and unfavorable movements in cash attributable to working capital items and how, and the reasons underlying such movements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5: Goodwill and Intangibles, page 91

3. We note your disclosure that in determining the implied fair value of goodwill for the Ingeus reporting unit in performing your annual review of goodwill impairment as of December 31, 2014, the assigned fair value of the Ingeus reporting unit's intangible assets as of December 31, 2014 was $13.7 million less than the carrying value. Please tell us in detail the facts and circumstances that lead to the assigned fair value of the Ingeus reporting unit's intangible assets as of December 31, 2014 being $13.7 million less than the carrying value. In so doing, tell us the factors that caused the fair value to decrease in such a short period of time from when you acquired Ingeus in May 2014. Further, tell us why you believe the fair value assigned to your intangible assets as of the acquisition date is reasonable, why you believe the assessment of such to be final and complete and how your treatment complies with ASC 805-10-25-13 through 18 and 805-10-30-1 through 3.

Note 6: Accrued Expenses, page 93

4. We note that at December 31, 2014 the balance of "Other" accrued expenses is approximately 33% of total accrued expenses. Please tell us and disclose separately any individual item therein that exceeds five percent of total current liabilities pursuant to Rule 5-02.20 of Regulation S-X.

Note 19: Business Segments, page 112

5. You state that general and administrative expenses incurred at the corporate level are allocated to each segment. It appears to us that all consolidated general and administrative

expenses for each year as presented on the statements of income have been allocated in arriving at each segments operating income. Please tell us the amount of consolidated general and administrative expenses that are allocated to each segment for each year presented and why it appears that a disproportionate amount of consolidated general and administrative expenses is allocated to the human services segment relative to the other segments. Refer to ASC 280-10-50-29e for guidance.

6. In the financial statements note 18, you disclose that $7.4 million of acquisition and related costs incurred in the acquisition of Matrix in 2014 are included in general and administrative expenses. It appears to us that the Health Assessment Services segment consists solely of Matrix and that $3.4 million of consolidated general and administrative expenses have been allocated to the segment in 2014. Please reconcile for us these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure